A17
11-28-2003



SECURITIES A[illegible]
Wa[illegible]



03052812



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAINVEST SECURITIES, INC.

OFFICIAL USE ONLY
104370
FIRM I.D. NO.

RECD S.E.C. MAY 6 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2420 Camino Ramon, #208
(No. and Street)

San Ramon (City) CA (State) 94583 (Zip Code)

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Albers 425-328-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Markle, Stuckey, Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, #200, Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nadine Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAINVEST SECURITIES INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CRAIG M. HOWELL
COMM. #1337580
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Jan 5, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAINVEST SECURITIES, INC.

Financial Statements

and Supplemental Information

Year ended December 31, 2002

with

Reports of Independent Auditors

This report is deemed [illegible] accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition and supplemental report on internal accounting control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

EAINVEST SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

Assets

Current assets		
Cash and cash equivalents	$	17,085
Deposit with clearing broker		25,000
Receivable from clearing broker		2,225
Prepaid expenses and other current assets		13,777
Total current assets		58,087
Total assets	$	58,087

Liabilities and Stockholder's Equity

Current liabilities		
Payable to clearing broker	$	4,069
Accounts payable and accrued liabilities		760
Total current liabilities		4,829
Stockholder's equity		
Common stock, $.001 par value, 10,000,000 shares authorized, issued and outstanding		10,000
Additional paid in capital		147,000
Accumulated deficit		(103,742)
Total stockholder's equity		53,258
Total liabilities and stockholder's equity	$	58,087

See accompanying notes